UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of January 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.	CTX PARTICIPAÇÕES S.A.
Corporate Taxpayer's ID (CNPJ/MF):	Corporate Taxpayer's ID (CNPJ/MF):
04.032.433/0001-80	09.601.322/0001-60
Company Registry (NIRE): 33300275410	Company Registry ID (NIRE):
Publicly-held Company	3330028691-8
Publicly-held Company

MATERIAL FACT

Clarifications on recent press reports

CTX Participações S.A. ("CTX") and its subsidiary Contax Participações S.A. ("Contax" and jointly "Companies"), in accordance with article 157, paragraph 4 of Law 6404/76, considering the recent press reports regarding a potential partnership between Contax and Dedic, hereby inform their shareholders and the market that Companies and Dedic have been holding negotiations with the aim of outlining the structure and conditions of a potential corporate restructuring that would result in the entry of Portugal Telecom into CTX's ownership structure and an eventual integration of the businesses and activities of Contax and Dedic.

However, these negotiations have not yet been concluded, and the parties have not reached any final agreement regarding said corporate restructuring and integration or its eventual conditions.

The Companies' management will keep the market and its shareholders informed of any subsequent events related to the partnership.

Rio de Janeiro, January 7, 2011

Pedro Jereissati	Michel Neves Sarkis
Chief Financial and Investor Relations	Chief Financial and Investor Relations
Officer	Officer
CTX Participações S.A.	Contax Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 10, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.